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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7-1-2024 (MM/DD/YY) AND ENDING 6-30-2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ______

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19547 210th Ave NE
(No. and Street)

Thief River Falls (City) MN (State) 56701 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sherry Abbott (Name) 218-681-7344 (Area Code – Telephone Number) sabbott@wiktel.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Ste 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

______ (Date of Registration with PCAOB)(if applicable) ______ (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Jordan__ swear, (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Polar Investment Counsel Inc__, as of __9-26-25__, 2_5_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __President - CEO__

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

JUNE 30, 2025

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Polar Investment Counsel, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc. as of June 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Polar Investment Counsel, Inc.'s management. Our responsibility is to express an opinion on Polar Investment Counsel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Polar Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Polar Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Polar Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Polar Investment Counsel, Inc.'s auditor since 2025.

Maitland, Florida

September 26, 2025

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Polar Investment Counsel, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc. as of June 30, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Polar Investment Counsel, Inc.'s management. Our responsibility is to express an opinion on Polar Investment Counsel, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Polar Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Polar Investment Counsel, Inc.'s auditor since 2025.

Maitland, Florida

September 26, 2025

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash and Cash Equivalents	$	5,218
Clearing Deposit	$	100,130
Accounts Receivables	$	600
Due from Clearing Broker		14,846
TOTAL ASSETS	$	120,794

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to Glacier Group Inc. (related third party)	$	16,000
Commissions Payable	$	4,470
Total Liabilities	$	20,470

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, 9,000 Shares Authorized,		
100 Shares Issued and Oustanding	$	25,000
Additional Paid in Capital	$	67,384
Retained Earnings	$	7,940
Total Stockholder's Equity	$	100,324
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	120,794

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2025

REVENUE		
Clearing Commissions	$	324,410
Clearing Mutal Fund		19,245
Clearing Mutal Fund 12B1		57,000
Mutual Fund		5,705
Mutual Fund 12B1		30,354
Alternative Commission Trails		11,382
Annuity Trails		1,453
Other Limited Partnerships		23,903
Interest Rebate		19,402
Other		11,193
Total Revenue		504,046
EXPENSES		
Commissions		213,595
Management Fee		228,200
Clearing Charges		62,199
Other Expenses		1,335
Total Expenses		505,329
NET INCOME	$	(1,283)

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$ 25,000	$ 67,384	$ 9,223	$ 101,607
Net Income	-	-	(1,283)	$ (1,283)
Balance - End of Year	$ 25,000	$ 67,384	$ 7,940	$ 100,324

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025

Cash Flows from Operating Activities:	
Net Income	$ (1,283)
Adjustments to Reconcile Net Loss to Net Cash	
Provided by Operating Activities:	
(Increase) Decrease in Assets:	
Receivables from Broker/Dealers	16,976
Increase (Decrease) in Liabilities:	
Payable to Parent	500
Commisions Payable	(18,440)
Net Cash Provided by Operating Activities	(2,247)
Net Increase in Cash and Cash Equivalents	(2,247)
Cash and Cash Equivalents, Beginning of Year	7,465
Cash and Cash Equivalents, End of Year	$ 5,218

Supplemental Disclosure:	
Cash paid for interest	$0
Cash paid for taxes	$0
	$0

See notes to financial statements
4

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Summary of Significant Accounting Policies – The Company was incorporated in the state of Wisconsin in May 1995. The Company is a wholly-owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association, and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is the sale of securities. Operations began in July 1997. In January 2011, the Parent Company reincorporated in the state of Wyoming.

B. Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

C. Due from Clearing Broker and Accounts Receivables – Accounts receivables are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of June 30, 2025. Based upon management's analysis of outstanding accounts receivable as of June 30, 2025 and the Company's past collection experience, an allowance is not considered necessary by management.

D. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's management feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

E. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There are no deferred tax assets or liabilities recorded at June 30, 2025 for Polar Investment Counsel, Inc.

The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. Management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2021 through June 30, 2025 are open for examination by the IRS.

G. Subsequent Events – Management has evaluated subsequent events through the date which the financial statements were available to be issued, and has determined that there are no additional items that require disclosure or recognition.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025

H. Recognition of Revenue – The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contacts.

Commissions:
This is applicable to clearing firm commissions and direct held commissions.
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fulfills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified. The pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Fund and 12b1 fees and trails:
This is applicable to mutual funds and trails and direct held trails.
Mutual fund and direct fund companies have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts. as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known. which are usually quarterly or monthly.

Interest Rebate Income:
Interest rebate income is interest earned on cash held in customer accounts with the Clearing Firms. The Company recognizes the income monthly which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025

the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days of prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/Dealer to assure its performance under the agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses through a management fee. The expenses paid by the Parent for the year ended June 30, 2025
are as follows:

Compensation and Related Benefits	$ 107,985
Professional Fees	25,700
Occupancy	15,461
Communications	19,187
Regulatory Fees	18,450
Insurance	8,198
Other	33,219
Total	$228,200

NOTE 4 – INCOME TAXES

The Company filed a consolidated tax return with Glacier Groups, Inc. The consolidated Company has net operating loss carryovers to future years of approximately $224,000 for both federal and state purposes. No deferred asset has been recorded on Polar Investment Counsel, Inc. since the majority of carryovers relate to the Parent Company. Pursuant to the expense sharing agreement, included in the payment to the parent are amounts for income taxes if necessary.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025

or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had a net capital or $98,297, which was $53,297 in excess of its required net capital of $45,000 as required by (CFTC) regulation 1.17(a)(1)(iii). The Company's net ratio was 0.21 to 1.

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions. The Company has identified its President – MICHAEL JORDAN as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the President (CODM) uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the President (CODM) manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 – CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the clearing broker dealer and other counter parties).

The Company had accounts receivable as of June 30, 2024 and 2025 of $31,096 and $15,446 respectively.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JUNE 30, 2025

	2025
STOCKHOLDER'S EQUITY at End of Year	$ 100,324
DEDUCTIONS:	
Receivables from Broker/Dealers	24
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	100,300
HAIRCUTS ON SECURITIES	2,003
NET CAPITAL, End of Year	$ 98,297
REQUIRED CAPITAL	
Basic Capital Requirement:	
Liabilities	$ 20,470
Required Percent	6.67%
Basic Capital Requirement	1,365
Minimum Capital Required (per CFTC rule 1.17)	45,000
Excess Capital	$ 53,297
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITOL RATIO	
Indebtedness	$ 20,470
Net Capital	98,297
Percent of Debt to Net Capital	20.82%

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5 filed as of June 30, 2025

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2025

The Company is exempt under (k)(2)(ii) of SEA Rule 15c3-3 for the activities through the clearing firm.

With respect to the Computation for Determination of Reserve Requirements under Rule l 5c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule l 5c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2025

The Company is exempt under (k)(2)(ii) of SEA Rule 15c3-3 for the activities through the clearing firm.

With respect to the Information Relating to the Possession or Control Requirements under Rule I 5c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

RECONCILIATION OF FOCUS REPORT PART (IIA) AS OF JUNE 30, 2025
TO AUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2025

	Balance Per Focus Report on 30-Jun-25	Adustments Debit	Credit	Balance Per Audited Financial Statements at 30-Jun-25
Total Assets	$ 120,794	$ -	$ -	$ 120,794
Less:				
Total Liabilites	20,470			20,470
Net Worth	100,324			100,324
Less:				
Non-Allowable Assets	24			24
Tentative Net Capital	100,300	-	-	$ 100,300
Less:				
Securities Haircuts	2,003			2,003
Net Capital	$ 98,297	$ -	$ -	$ 98,297

*O*hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Polar Investment Counsel, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of Polar Investment Counsel, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, P.A.

Maitland, Florida

September 26, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Polar Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Polar Investment Counsel, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Polar Investment Counsel, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Polar Investment Counsel, Inc. stated that Polar Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Polar Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Polar Investment Counsel, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polar Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

September 26, 2025

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

To the Stockholder
Polar Investment Counsel, Inc.

In planning and performing our audit of the financial statements of Polar Investment Counsel, Inc. (the "Company") as of and for the year ended June 30, 2025, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2025, to meet the CFTC's objectives.

This report is intended solely for the information and use of the members, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered IBS, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
September 26, 2025

POLAR INVESTMENT
COUNSEL INC Exemption
Report

POLAR INVESTMENT COUNSEL INC (the "COMPANY") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the COMPANY states the following:

(1) The COMPANY claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The COMPANY met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The COMPANY is also filing this Exemption Report because the COMPANY's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the COMPANY; and the COMPANY (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, , (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, MICHAEL JORDAN , affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [Signature line]

Title: PRESIDENT CEO
9-24-25